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Exhibit 99.2

Noranda Announces Sale of US$500 Million of Notes

        Toronto, June 2, 2005 — Noranda Inc. (TSX:NRD.LV)(NYSE:NRD) announced today that it has entered into an agreement with a syndicate of underwriters to sell US$250 million aggregate principal amount of 12-year notes and US$250 million aggregate principal amount of 30-year notes under the Company's base shelf prospectus. Closing is expected to occur on June 8, 2005.

        The 12-year notes, which are unsecured, bear interest at the rate of 5.5% per annum and mature on June 15, 2017. The 30-year notes, which are also unsecured, bear interest at the rate of 6.2% per annum and mature on June 15, 2035. Both series of notes are redeemable in whole or in part at any time at a redemption price equal to 100% of their principal amount plus a make-whole premium.

        Noranda intends to use the net proceeds of this offering for general corporate purposes and to repay outstanding indebtedness.

        The underwriting group is lead by Deutsche Bank Securities. A copy of the prospectus supplement and related base shelf prospectus, when available, may be obtained from Deutsche Bank Securities Inc., Attention: Isodoro Mazzara, 60 Wall Street, New York, NY 10005. Tel 1-212-250-2168

        As previously announced, Noranda intends to acquire the outstanding common shares of Falconbridge not tendered to Noranda's recently completed take-over bid pursuant to an amalgamation of Noranda and Falconbridge. Subject to the approval of each company's board of directors, Noranda expects that special meetings of the applicable shareholders of Noranda and Falconbridge will be held on June 30, 2005 to approve the amalgamation. If implemented, the assets and liabilities (including long-term indebtedness) of the two companies would be combined and become the obligations of the amalgamated company.

        This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

        Noranda Inc. is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 16,000 people at its operations and offices in 18 countries. Noranda's common shares are listed on The New York Stock Exchange (NRD) and the Toronto Stock Exchange (NRD.LV). Noranda's website can be found at www.noranda.com.

        Note: This press release may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe", "expect", "anticipate", "intend", "estimate", "will" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Noranda to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the companies' Annual Reports and 40-F filed with the Securities and Exchange Commission. Noranda does not undertake any obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Martin Pede
Director, Investor Relations
(416) 982-7337
martin.pede@toronto.norfalc.com

Steven Douglas
Executive Vice-President and Chief Financial Officer
(416) 982-3554
steve.douglas@toronto.norfalc.com

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Exhibit 99.2